SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549


                                FORM 8-A

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                   CHAMPION INTERNATIONAL CORPORATION
         (Exact name of registrant as specified in its charter)

            New York                                        13-1427390
-----------------------------------------------------------------------------
(State of Incorporation or Organization     (IRS Employer Identification No.)

One Champion Plaza, Stamford, Connecticut                        06921
-----------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)


If this form relates to the                  If this form relates to the
registration of a class of                   registration of a class of
securities pursuant to Section               securities pursuant to Section
12(b) of the Exchange Act and                12(g) of the Exchange Act and
is effective pursuant to                     is effective pursuant to
General Instruction A.(c),                   General Instruction A.(d),
please check the following                   please check the following
box. |X|                                     box. |_|


Securities Act registration statement file number to which this form
relates:        N/A
          ---------------
          (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange
      Title of each class                       on which each class is
      to be so registered                       to be registered
      -------------------                       ----------------------
      Rights to Purchase Preference             New York Stock Exchange
        Stock, Participating Cumulative
        Series C (issued pursuant to
        the Rights Agreement, dated
        as of May 12, 2000, between
        Champion International Corporation
        and ChaseMellon Shareholder
        Services, L.L.C., as Rights Agent)

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
   ---------------------------------------------------------------------
                              (Title of Class)




            This Registration Statement filed by Champion International Corporation (the "Company") on Form 8-A relates to the distribution of rights (the "Rights") to purchase Preference Stock, Participating Cumulative Series C of the Company, par value $1.00 per share (the "Series C Preference Stock"), to the shareholders of the Company pursuant to the Rights Agreement (the "Rights Agreement"), dated as of May 12, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent"), as Rights Agent, a copy of which is attached as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 1.     DESCRIPTION OF SECURITIES TO BE REGISTERED.

            On May 12, 2000, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.50 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on May 30, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series C Preference Stock at a purchase price of $200 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

            Initially, the Rights will be attached to the shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Notwithstanding the foregoing, no person shall become an Acquiring Person as a result of the announcement, commencement or consummation of (A) a tender or exchange offer for all outstanding shares of Common Stock made on equal terms to all holders of Common Stock, or (B) a tender or exchange offer for less than all outstanding shares of Common Stock made pursuant to an agreement approved by the Board of Directors of the Company, or (C) any merger or similar transaction in which outstanding shares of Common Stock are converted into or exchanged for cash, securities or other consideration.

            Until a Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preference Stock will be issued.

            The Rights are not exercisable until a Distribution Date and will expire at the earliest to occur of (i) 5:00 P.M. (New York City time) on December 31, 2000, (ii) such time as the Rights are earlier redeemed or exchanged by the Company as described below or (iii) the consummation of a merger or similar transaction approved by the Board of Directors of the Company.

            As soon as practicable after a Distribution Date, separate certificates representing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on such Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to a Distribution Date will be issued with Rights.

            In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            In the event that, at any time following a Distribution Date,
(i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Stock is changed or exchanged, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

            The Purchase Price payable, and the number of Units of Series C Preference Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series C Preference Stock, (ii) if holders of the Series C Preference Stock are granted certain rights or warrants to subscribe for Series C Preference Stock or convertible securities at less than the Current Market Price of the Series C Preference Stock, or (iii) upon the distribution to holders of the Series C Preference Stock of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Stock on the last trading date prior to the date of exercise.

            At any time until ten days following a Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

            Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to a Distribution Date. After a Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, that the Rights Agreement may not be amended at such time as the Rights are not redeemable.

            As of May 11, 2000, there were 96,851,138 shares of Common Stock outstanding.

ITEM 2.     EXHIBITS.

      1 Rights Agreement, dated as of May 12, 2000, between Champion International Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.




                                 SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2000

                              CHAMPION INTERNATIONAL CORPORATION


                              By: /s/ Lawrence A. Fox
                                 -----------------------------------
                                 Name:  Lawrence A. Fox
                                 Title: Vice President and Secretary




                              EXHIBIT INDEX



 Exhibit   Description
 -------   -----------
    1      Rights Agreement, dated as of May 12, 2000, between
           Champion International Corporation and ChaseMellon
           Shareholder Services, L.L.C., as Rights Agent.